Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-08246 on Form F-3, and No. 333-106837 on Form F-3/S-3 of our report dated 3 August 2004, 22 October 2004 as to notes 28, 29 and 30 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the nature and effect of differences between accounting principles generally accepted in the United Kingdom and the United States of America, our audit of the translation of pounds sterling amounts into U.S. dollar amounts, and the adoptions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and Urgent Issues Task Force Abstract 38 “Accounting for ESOP trusts”), appearing in this Annual Report on Form 20-F of British Sky Broadcasting Group plc for the year ended 30 June 2004.

Deloitte & Touche LLP

London, United Kingdom
22 October 2004